Exhibit 12
Humana Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the twelve months ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in millions)
Income before income taxes	$2,431	$2,170	$1,921	$1,911	$2,235
Fixed charges	253	267	216	178	178
Total earnings	$2,684	$2,437	$2,137	$2,089	$2,413
Interest charged to expense	$186	$192	$140	$105	$109
One-third of rent expense	67	75	76	73	69
Total fixed charges	$253	$267	$216	$178	$178
Ratio of earnings to fixed charges (1)(2)	10.6x	9.1x	9.9x	11.7x	13.6x

Notes

(1)
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.